Exhibit 16.1

April 27, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by JOYY Inc.  pursuant to Item 304(a)(1) of Regulation S-K (copy attached) which we understand will be filed with the Securities and Exchange Commission as part of the Form 20-F of JOYY Inc. dated April 27, 2023. We agree with the statements concerning our Firm in such contained therein.

Very truly yours,

/s/PricewaterhouseCoopers Zhong Tian LLP

Attachment:

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

To conform to our globalized business operations, the audit committee of our board of directors and the board of directors of our company approved the engagement of PricewaterhouseCoopers LLP, or PwC Singapore, on September 2, 2022, replacing our former auditor, PricewaterhouseCoopers Zhong Tian LLP, or PwC China, as our independent registered public accounting firm to audit our annual consolidated financial statements and our internal control over financial reporting for the fiscal year ended December 31, 2022. The change of our independent registered public accounting firm had been approved by the audit committee of our board, and the decision was not made due to any disagreements between us and PwC China.

The reports of PwC China on our consolidated financial statements for the fiscal years ended December 31, 2020 and 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through September 2, 2022, there have been no (i) disagreements between us and PwC China on any matter of accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements if not resolved to the satisfaction of PwC China would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Item 16F(a)(1)(v) of the instructions to Form 20-F.

We have provided PwC China with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from PwC China a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of PwC China’s letter dated April 27, 2023 is filed hereto as Exhibit 16.1.

During each of the fiscal years ended December 31, 2020 and 2021 and the subsequent interim period through September 2, 2022, neither we nor anyone on behalf of us has consulted with PwC Singapore regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that PwC Singapore concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.